List of Significant Subsidiaries of RHI Holdings, Inc.


           Fairchild Communications Services, Inc.
           Fairchild Communications Services Company [Partnership] Fairchild Convac GmbH
           Fairchild Data Corporation
           Fairchild Industries, Inc.
           VSI Corporation